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12014483

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gulf South Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3206 50th Street Court, Suite 105B
_____(No. and Street)_____

Gig Harbor   WA   98335
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Beaton   603-379-2478
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey, LLP
(Name – if individual, state last, first, middle name)

15 Maiden Lane, Suite 1003   New York   NY   10038
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
                       information contained in this form are not required to

CONFIDENTIAL TREATMENT REQUESTED

OATH OR AFFIRMATION

I, **Daniel Beaton** , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Gulf South Securities, Inc. , as

of **December 31** , 20 **11** , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINOP
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GULF SOUTH SECURITIES, INC.

Statement of Financial Condition

December 31, 2011

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Gulf South Securities, Inc.
Gig Harbor, WA

We have audited the accompanying statement of assets, liabilities and stockholders' equity of Gulf South Securities, Inc. (the "Company") as of December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial Statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of assets, liabilities and stockholders' equity presents fairly, in all material respects, the financial position of Gulf South Securities, Inc. at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Malone Bailey LLP

February 28, 2012

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com



INTERNATIONAL

GULF SOUTH SECURITIES, INC

STATEMENT OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$	71,205
Commissions receivable, related party		108,758
Prepaid expenses		14,037
TOTAL ASSETS	$	194,000

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	119,470
TOTAL LIABILITIES		119,470
Commitments and Contingent Liabilities		-
Common stock, par value $0.01, 1,000,000 shares authorized, 100,000 issued and outstanding		1,000
Additional paid-in capital		49,000
Retained earnings		24,530
Total Stockholders' Equity		74,530
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	194,000

The accompanying notes are an integral part of these audited financial statements.

GULF SOUTH SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Organization

Gulf South Securities, Inc. (the "Company" or "GSS") was organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC").

Nature of Business

GSS was formed to serve as a FINRA limited broker dealer for the purpose of acting as a managing broker dealer to distribute the oil and gas drilling limited partnership offering; Gulf South Energy Partners.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission fee income is recognized when services are provided and the fee is realizable.

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. During the year, 100% of the Company's revenue earned came from one company, a related party. See Note 5.

3

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. Net Capital is defined as at least, the greater of $5,000 or 6 2/3% of aggregate indebtedness (12.5% for the first year), as defined. Net Capital and aggregate indebtedness change daily. The Company had net capital of $29,029 at December 31, 2011 which exceeded 6 2/3% of aggregate indebtedness or $7,965 by $21,065. The ratio of aggregate indebtedness to net capital was 4.12 to 1 at December 31, 2011.

NOTE 4 - INCOME TAXES

The Company is owned 100% by Gulf South Holdings, Inc. ("GSH") (see Note 5) and is included in the consolidated tax return filed by GSH. For the year ended December 31, 2011, GSH is expected to have taxable losses and therefore the Company has not recorded a provision for income taxes in its financial statements.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company is an affiliate of Gulf South Energy Partners ("GSEP"). During 2011, the Company billed GSEP $654,485 for commissions related to placement agent transactions. These related party transactions are not necessarily indicative of the transactions that would have been entered into had comparable transactions been entered into with independent parties.

As of December 31, 2011, the Company had a receivable from GSEP of $108,758.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2012, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.